Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of April 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: April 19, 2005

List of materials

Documents attached hereto:

i) Press release announcing S-LCD Begins Shipment of 7th Generation FTF LCD Panels for LCD TVs


                                                                April 19th, 2005

                                                               S-LCD Corporation



       S-LCD BEGINS SHIPMENT OF 7TH GENERATION TFT LCD PANELS FOR LCD TVs

TANGJEONG, South Korea, April 19, 2005 - S-LCD Corporation (hereafter S-LCD) today began shipment of mass production Generation 7 amorphous TFT LCD modules to its parent companies, Samsung Electronics Co. Ltd. (hereafter Samsung) and Sony Corporation (hereafter Sony).

S-LCD was established on April 26th 2004 by an equal joint investment* by Samsung and Sony dedicated to the manufacturing of amorphous TFT LCD panels for LCD TVs targeting mass production to begin in the first half of 2005.

S-LCD started the production of the world's largest generation 7th glass substrate and shipped LCD panels with integration of peripheral devices such as back-light and driving circuitry to both parent companies according to their individual specification requests.

"I am proud to announce today that the cooperation between Samsung and Sony has realized the mass production of the most advanced 7th generation amorphous TFT LCD in the world. Facing the fast-growing LCD TV market, the most advanced LCD panels produced by S-LCD will become the new benchmark in the industry in terms of performance, quality and cost," said Won-Kie Chang, President and CEO of S-LCD. "By delivering the highly competitive panels, S-LCD can further strengthen both company's leading position in the display industry," he added.

(Outline of S-LCD Corporation)

Company Name                 S-LCD Corporation
Date of Establishment        April 26th, 2004
Capital                      2.1 Trillion Korean Won
                             (Samsung Electronics: 50% plus 1 share,
                             Sony: 50% minus 1 share*)
Representatives              President and CEO        Won-Kie Chang
                             CFO                      Keiji Nakazawa
Address                      Tangjeong, Asan-City, ChungCheongNam-Do, Korea
Product                      Amorphous TFT LCD display panel
Main Facility                LCD panel building,
                                  4 Floors (total floor area= 320,661 m2)
                             Module building,
                                  4 Floors (total floor area= 152,066 m2)
Production Capacity          60,000 panels/month,
                             7th generation (glass panel size: 1,870mmx2,200mm*)

*One Generation 7 glass substrate (1870x2200mm) provides multiple panels depending upon the panel size. Possible configurations include

   - 18 panels: 26-inch;
   - 12 panels: 32-inch;
   - 8 panels:  40-inch;
   - 6 panels:  46-inch (for use in wide screen LCD TVs).


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Press Inquiries
Samsung Electronics Co., Ltd.             Sony Corporation
Corporate Communications Team             Corporate Communications
82-2-727-7848                             81-3-5448-2200
sungin.cho@samsung.com .